WAYNE FOX, CIBC’S CHIEF RISK OFFICER, RETIRES AFTER
ALMOST 33 YEARS
STEVE MCGIRR NAMED CHIEF RISK OFFICER

TORONTO. August 4, 2005 — CIBC announced today that Wayne Fox, Vice Chair and Chief Risk Officer, Treasury, Balance Sheet and Risk Management, is retiring from CIBC, effective September 1, 2005.
“Since joining the CIBC group in 1973, Wayne has built an outstanding record of achievement,” said Gerry McCaughey, President and Chief Executive Officer, CIBC. “I would like to thank him for his great contribution to CIBC and to the broader community. In particular, Wayne has played a key role in transforming CIBC’s risk profile.”
Steve McGirr, President of CIBC World Markets, has been named Senior Executive Vice-President and Chief Risk Officer, Treasury and Risk Management, CIBC.
“Steve has a proven history of success during more than 20 years at CIBC,” added McCaughey. “His extensive business experience and knowledge of the capital markets makes him ideally positioned for this role.”
Mr. McGirr joined CIBC Wood Gundy in 1984, following six years of experience with various federal government departments and crown corporations. Prior to his most recent position as President of CIBC World Markets, Steve has led businesses encompassing investment banking, credit, trading and sales of debt, securitized products, interest rate derivatives and foreign exchange. Steve has also exercised international responsibility as Head of CIBC World Market’s European and Asian regions.
CIBC is one of North America’s leading financial institutions. It offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada and around the world. For more detailed information, please visit CIBC’s corporate website at www.cibc.com.

Contact: Rob McLeod, CIBC, 416-980-3714.